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                                                                      EXHIBIT 11

                               STATE OF MICHIGAN
                             DEPARTMENT OF COMMERCE
                                INSURANCE BUREAU

                      BEFORE THE COMMISSIONER OF INSURANCE

IN THE MATTER OF A DISCLAIMER
BY TRACINDA CORPORATION WITH
RESPECT TO ITS ACQUISITION OF AN                              ORDER NO. 95-368-M
ADDITIONAL 14 MILLION SHARES OF
THE COMMON STOCK OF CHRYSLER
CORPORATION

                               ISSUED AND ENTERED
                           THIS 27TH DAY OF JUNE 1995
                               BY D. JOSEPH OLSON
                           COMMISSIONER OF INSURANCE

                           ORDER APPROVING DISCLAIMER

                                       I
                                   BACKGROUND

     Tracinda Corporation ("Tracinda") currently owns 9.75% of the common stock of Chrysler Corporation ("Chrysler"). On June 26, 1995, Tracinda announced a tender offer by which it plans to acquire an additional 14 million shares of the common stock of Chrysler. The acquisition will raise its percentage of ownership of the outstanding shares of Chrysler's common stock to approximately 13.5%

     Chrysler owns two Michigan domiciled insurance companies, Chrysler Insurance Company and Chrysler Life Insurance Company (the "Insurers"). Before the change in control of a Michigan insurer, the acquiring party must secure the approval of the Commissioner of Insurance ("commissioner"). This applies also where a person acquires control of a corporation, such as Chrysler, that owns or controls a Michigan domestic insurer. There is a presumption of control if any person owns 10% or more of the voting securities of a corporation.

     In letters to the commissioner dated June 26, 1995 (the "Petition for Disclaimer"), Tracinda contends that it will not control Chrysler or the Insurers by its acquisition of the 14 million additional shares of common stock. If so, the acquisition of these additional shares is not subject to the approval of the commissioner. Tracinda the same date also filed a lawsuit in federal district court challenging the validity of the applicable state laws.

                                       II
                                     ISSUE

     This key issue in this matter is whether, by its acquisition of 14 million additional shares of Chrysler common stock, Tracinda will gain control of Chrysler as "control" is defined in Section 115 of the insurance Code of 1956, as amended ("Code"), MCL 500.115; MSA 24.1115.

                                      III
                                    ANALYSIS

     The acquisition of control of a Michigan domestic insurer is governed by the Holding Company Act, which is contained in Chapter 13 of the Insurance Code of 1956, as amended ("Code"), MCL 500.1301 et seq.; MSA 24.11301 et seq. According to Section 1311(1) of the Code, MCL 500.1311(1);
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Tracinda Order
June 27, 1995
Page 2

MSA 24.11311(1), this may occur through the direct acquisition of control of the insurer or by acquiring control of a person, such as Chrysler, that controls an insurer:

          A person shall not enter into an agreement to merge with or otherwise to acquire control of a domestic insurer or any person controlling a domestic insurer unless, at the time and offer, request, or invitation is made or an agreement is entered into, or prior to the acquisition of the securities if no offer of agreement is involved, the person has filed with the commissioner and has sent to the insurer which has sent to its shareholders, a statement containing the information required by this chapter and the offer, request, invitation, agreement or acquisition has been approved by the commissioner in the manner prescribed in this chapter.

     If Tracinda's purchase of an additional 14 million shares of Chrysler common stock will give it control of Chrysler, then it must secure the commissioner's approval of the tender offer. The definition of "control" is set forth in Section 115(b) of the Code, MCL 500.115(b); MSA 24.1115(b), as follows:

          "Control" including the terms "controlling", "controlled by", and "under common control with" mean the possession or the contingent or noncontingent right to acquire possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract including acquisition of assets or bulk reinsurance, other than a commercial contract for goods or nonmanagement services, by pledge or securities, or otherwise, unless the power is the result of an official position with or corporate office held by the person. Control is presumed to exist if any person, by formal or informal arrangement, device, or understanding, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing 10% or more of the voting securities of any other person or for a mutual insurer owns 10% or more of the insurer's surplus through surplus notes, guarantee fund certificates or other evidence of indebtedness issued by the insurer. This presumption may be rebutted by a showing made in the manner provided by Section 1332 that control does not in fact exist. The commissioner may determine after furnishing to all persons in interest notice and an opportunity to be heard and making specific findings of fact to support the determination that control in fact exists notwithstanding the absence of a presumption to that effect.

     After the purchase of the additional shares, Tracinda will own approximately 13.5% of the common stock of Chrysler. Thus, control of Chrysler would be presumed to exist. However, Tracinda has sought to rebut this presumption by its Petition for Disclaimer filed in accordance with Section 1332 of the Code, MCL 500.1332; MSA 24.11332, which provides:

          Any person may file with the commissioner a petition for disclaimer of affiliation with an authorized insurer or an insurer or any member of an insurance holding company system may file such a petition for disclaimer. The petition for disclaimer shall fully disclose all material relationships and bases for affiliation between the person and the insurer as well as the basis for disclaiming the affiliation and shall be subject to approval by the commissioner. The burden of proof for establishing that an affiliation does not exist shall rest with the petitioner. After a petition for disclaimer is filed with and approved by the commissioner, the insurer is relieved of any duty to register or report under this chapter that may arise out of the insurer's relationship with the person unless the commissioner subsequently disallows the disclaimer. The commissioner may disallow a disclaimer that has been previously approved only after furnishing all parties in interest with notice and opportunity to be heard and after making specific findings of fact to support the disallowance.

     Tracinda sets forth several bases for disclaiming that its purchase of the additional shares will give it control of Chrysler or the Insurers. By information presented in its Petition for Disclaimer, Tracinda has met its Burden of Proof. Principal reasons for this are as follows:

          1. Under Chrysler's certificate of incorporation and bylaws, in most cases the taking of any action by shareholders requires the approval of a majority of the shares of common stock present and voting.
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Tracinda Order
June 27, 1995
Page 3

          2. Chrysler has resisted Tracinda attempts to purchase a majority of its common stock. It has a "poison pill" shareholder rights plan. On December 1, 1994, Chrysler raised the trigger point for the poison pill from 10% to 15%. This shows that Chrysler itself does not believe that Tracinda will obtain control by attaining 13.5% of its common stock.

          3. Approximately five times the number of shares held by Tracinda are owned by independent financial institutions and investment funds. Tracinda reports that it has no control over how they vote their shares and does not have any arrangement with any of those institutions or funds with respect to their Chrysler shares.

          4. Tracinda has no officers or directors on the boards of Chrysler or its Insurers.

     In addition to establishing that it will not obtain control of Chrysler or the Insurers by its purchase of an additional 14 million shares of Chrysler's common stock, Tracinda provides certain assurances in its Petition for disclaimer regarding its future conduct with respect to the Insurers. For the protection of policyholders and securityholders of the Insurers, it is appropriate to condition any approval of the disclaimer upon Tracinda's formal agreement to adhere to those assurances. It should be further conditioned upon Tracinda's agreement to immediately take action to dismiss the federal lawsuit in its entirety. Lastly, it should also be provided that this order approving the disclaimer is limited to the stock purchase described in the Petition for Disclaimer.

                                       IV
                                     ORDER

     Therefore, it is ORDERED that:

          1. The scope of this approval is strictly limited to Tracinda's proposed acquisition of 14 million additional shares of Chrysler common stock described in its Petition for Disclaimer. This approval does not apply to any other future activity Tracinda may choose to pursue with respect to Chrysler, including the purchase of additional Chrysler shares or undertaking a proxy or consent solicitation in which Tracinda would name a slate of candidates for the Chrysler board.

          2. The Petition for Disclaimer is approved effective the date that Tracinda agrees to adhere to the conditions set forth below.

          3. Tracinda shall not take any of the following actions with respect to the Insurers without first obtaining the consent of the commissioner:

             a. change management personnel or otherwise be involved with the Insurers,

             b. seek any extraordinary dividends or distributions; or

             c. pledge the assets or stock.

          4. Tracinda shall immediately take action to dismiss without prejudice the federal lawsuit in its entirety.

                                             D. JOSEPH OLSON
                                             -----------------------------------
                                             D. Joseph Olson
                                             Commissioner of Insurance
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Tracinda Order
June 27, 1995
Page 4

                                   AGREEMENT

     In consideration of the commissioner's issuing and entering this Order Approving Disclaimer, Tracinda agrees to adhere to the conditions set forth immediately above in Part IV of this order. In consideration of Tracinda's dismissing without prejudice the federal lawsuit in its entirety, the commissioner agrees to give Tracinda ten (10) calendar days' notice of intent to file any lawsuit in state court against Tracinda to enforce provisions of the Michigan Insurance Holding Company Act and further agrees that if such a lawsuit is filed he will not oppose its removal to federal court. The commissioner further agrees he will not raise federal constitutional issues in any lawsuit filed in state court with respect to Tracinda or contend what such federal constitutional issues should be litigated in state court.

D. JOSEPH OLSON                                    SCOTT L. MANDEL
- -----------------------------------------          -----------------------------------------
D. Joseph Olson                                    Scott L. Mandel
Commissioner of Insurance                          Foster, Swift, Collins & Smith, P.C.
                                                   Attorneys for Tracinda


Date signed: June 27, 1995                         Date signed: 6/27/95
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